FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2002
(May 10, 2002)

British Sky Broadcasting Group plc
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X   Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

The information set forth on pages 9 through 12 of Exhibit A is incorporated by reference in the prospectus contained in Registration Statement No. 333-08246 filed by the Registrant under the Securities Act of 1933.

Exhibit Index Begins on Page 4

Annexed hereto as Exhibit A is a press release of British Sky Broadcasting Group plc ("BSkyB"), dated May 10, 2002, announcing BSkyB's results for the nine months ended 31 March 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP plc

Date: May 13, 2002

D. Gormley

Dave Gormley
Company Secretary

EXHIBIT INDEX

Exhibit A

sky

press release

10 May 2002

BRITISH SKY BROADCASTING GROUP PLC
Results for the nine months ended 31 March 2002

Sky delivers growth on all fronts

- Net DTH subscriber growth of 171,000 in quarter to 5.9 million
- ARPU up 11% to £341, including interactive ARPU of £14
- DTH revenue increases by 26% to £1,400 million
- Revenue increases by 21% to £2,028 million
- EBITDA before exceptional items increases by 35% to £190 million
- Operating profit before goodwill and exceptional items increases by 33% to £129 million

Tony Ball, Chief Executive of British Sky Broadcasting Group plc, said:

"Sky is reporting another strong set of results today, demonstrating that Sky digital continues to make progress on all fronts. Operating profit increased by 33% to £129 million and positive free cashflow in the quarter resulted in a reduction in net debt of £140 million."

British Sky Broadcasting Group plc · Grant Way · Isleworth · Middlesex TW7 5QD
T 0870 240 3000 · F 0870 240 3060
sky.com

sky

Enquiries:

Analysts/Investors:

Neil Chugani Tel: 020 7705 3837
Andrew Griffith Tel: 020 7705 3118

E-mail: investor-relations@bskyb.com

Press:

Julian Eccles Tel: 020 7705 3267
Robert Fraser Tel: 020 7705 3036

E-mail: corporate.communications@bskyb.com

Portland:

Tim Allan Tel: 020 7404 5344

A conference call for analysts will be held at 8.30 a.m. (BST) today. To register for this, please contact Diane Bate at Portland PR on +44 20 7404 5351. In addition, a live webcast of the call will be available (in listen only mode) on Sky's corporate website (www.sky.com/corporate).

There will be a separate conference call for US analysts at 10.00 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from Nikki Sheridan at Taylor Rafferty on +1 212 889 4350.

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BUSINESS REVIEW

Operational

At 31 March 2002 the total number of direct-to-home (DTH) digital satellite subscribers in the UK and Ireland was 5,887,000. This represents a net increase of 171,000 in the three months to 31 March 2002 ("the quarter").

Digital churn for the year to date (annualised) stands at 10.5%.

The quarterly annualised average revenue per DTH subscriber (ARPU) in the quarter was £341, an increase of 11% over the three months ended 31 March 2001.

The quality and popularity of Sky's channels was demonstrated in the quarter, as share of viewing in all UK homes increased by 18% to 6.7%, up from 5.7% on the prior year. Sky One is achieving record audiences for popular shows like Star Trek Enterprise, Futurama, Buffy the Vampire Slayer and Malcolm in the Middle, helping it to its highest ever share of viewing in the quarter. The quality of Sky News' coverage was recognised again when it was awarded a British Academy of Film and Television Award (BAFTA) for its coverage of the September 11th terrorist attacks. It is the first time the award for news has been given to a non-terrestrial broadcaster. On Sky Sports, average audiences for Premier League football are up 7% on last season as viewers enjoy a close and exciting end to the season.

Both BARB and the ITC published new figures during the quarter showing for the first time that the majority of British people had access to multichannel television. This milestone was reached just as, in the quarter, multichannel overtook ITV1 to become the biggest provider of commercial audiences among adults aged between 16 and 34.

On 4 March 2002, Sky announced a new five-year carriage deal with Flextech and UKTV. The agreement ensures that Flextech's wholly-owned channels and the UKTV services, jointly owned by Flextech and the BBC, will continue to be available to Sky on attractive terms until the end of 2006.

During the quarter, another fourteen television channels, including motor racing's F1 digital+, and six radio stations joined the digital satellite platform. On 23 April 2002, the four Irish terrestrial television channels - RTE 1, Network 2, TV3 and TG4 - became available to subscribers in the Republic of Ireland.

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Financial

Sky continues to increase its revenue and profitability year on year and is now generating positive free cashflow. Operating profit before goodwill and exceptional items for the period increased to £129 million, an increase of 33% compared with £97 million for the nine months to 31 March 2001 ("the comparable period").

DTH revenues increased by £286 million (26%) to £1,400 million as a result of a 15% increase in the average number of DTH subscribers, and an 11% increase in core ARPU to £327.

Wholesale revenues continued to disappoint as the number of cable subscribers declined in the quarter. Over the nine month period, an increase in the average number of cable and digital terrestrial ("DTT") subscribers was almost wholly offset by a decrease in the average number of premium channels taken by both cable and DTT subscribers. Consequently cable and DTT revenue increased by £2 million in the period to £221 million.

The downturn in the advertising market persisted throughout the quarter. The Group's advertising revenue fell by 11% on the comparable period to £178 million.

Interactive revenues for the period were £136 million, of which £70 million related to betting via interactive television, the internet and the telephone. Interactive ARPU was £14, an increase of 23% on the comparable period.

Programming costs for the period increased by £215 million to £1,046 million, principally as a result of the new Premier League contract and volume related increases in movie and third party channel costs.

Other operating costs for the period increased by £110 million to £853 million due to the increased cost of subscriber management, the consolidation of interactive costs and higher gaming costs in line with the growth in gaming revenues.

sky

Included in other operating costs are marketing costs of £308 million, an increase of 6% on the comparable period. The increase reflects the inclusion of BiB's set top box subsidy, which was not consolidated in the comparable period, partly offset by reductions in above-the-line spending. On a like-for-like basis, the acquisition cost per subscriber has fallen from approximately £250 to £235. This reduction was primarily achieved through a combination of lower set top box costs and increasing use of lower cost direct routes to market.

EBITDA for the period before exceptional items increased by 35% from £140 million to £190 million.

As of 27 March 2002, the date on which ITV Digital was put into administration, the Group had balances owed to it and unprovided for, in respect of programming licensed to ITV Digital, of £22 million. On 30 April 2002, the joint administrators of ITV Digital announced the closure of pay television services on the platform and their intention to close the administration. Accordingly, the Group has made an exceptional operating provision against the whole of this balance in the quarter.

The Group's share of the operating losses of joint ventures was reduced from £175 million in the comparable period to £74 million in the period. KirchPayTV accounted for £70 million of these losses.

After its share of the results of joint ventures, goodwill and exceptional items, the Group made a loss before taxation of £1,279 million. The loss after tax in the period was £1,384 million.

The Group's operating cash inflow was £203 million in the quarter, compared to an operating cash inflow of £7 million in the three months ended 31 March 2001. This included a positive movement in working capital (principally related to the timing of payments to sports bodies) of £149 million. After capital expenditure of £28 million, net interest payments of £56 million and other net inflows of £21 million, net debt decreased by £140 million to £1,693 million.

KirchPayTV

On 8 February 2002, BSkyB announced that it had written down the carrying value of its investment in KirchPayTV to nil. The Group considers that, by 8 February 2002, the relationship between BSkyB and KirchPayTV had irrevocably changed and that the Group has not exercised significant influence (as defined by UK Accounting Standards) since that date.

sky

Based on the above, the Group believes that from 8 February 2002 it was no longer appropriate to account for its interest in KirchPayTV as a joint venture, and has therefore ceased accounting for KirchPayTV's losses using the gross equity method from that date.

The Group has no intention of providing any future funding to KirchPayTV and the Group, on a consolidated basis, continues to have no financial commitments, outstanding financial liabilities or contingent liabilities in respect of KirchPayTV. As a result, an amount has been released from the provision against the carrying value of the investment made at 31 December 2001 matching BSkyB's share of KirchPayTV's losses for the period from 1 January 2002 to 8 February 2002.

On 8 May 2002, KirchPayTV filed for insolvency due to illiquidity and over-indebtedness. KirchPayTV management informed the Group that Taurus Holding, the majority shareholder of KirchPayTV, was unable to continue to make funding support available to KirchPayTV and none of the other existing shareholders, banks or new investors were willing to provide funding to KirchPayTV to avoid an insolvency filing.

The Group continues to monitor the situation carefully insofar as it relates to its investment in KirchPayTV and its put option to Taurus Holding. The Group will seek to utilise its put option in BSkyB's shareholders' best interests. However, if the current liquidity issues of Taurus Holding are not adequately resolved, the Group believes that it is unlikely to receive a significant amount, if any amount, in the event of the Group exercising the put option.

Corporate

On 27 February 2002, the Office of Fair Trading (OFT) informed Sky that it would not take a decision regarding the cable distribution agreement which was notified to the OFT by Sky and NTL in October 2000. The distribution agreement, which was conditional on OFT approval, would have entitled NTL to substantial discounts on the wholesale rates for Sky's channels in return for a commitment to increase its distribution of the channels.

Sky has formally responded to the OFT's Rule 14 notice of 17 December 2001. This was Sky's first opportunity to put its case to the OFT. Sky will continue to defend itself robustly against the OFT's allegations.

On 16 April 2002, NTL announced that it had reached an agreement in principle on its recapitalisation and some holding companies in the NTL Group have since filed for Chapter 11 protection in the United States. Sky has received assurances from NTL that there will be no impact on NTL's operations or on the trading relationship between Sky and NTL.

On 27 March 2002, ITV Digital PLC ("ITV Digital") was placed into administration and on 30 April 2002, the joint administrators of ITV Digital announced their decision to close the pay television operation of ITV Digital. In the nine months to 31 March 2002, the supply of Sky channels to ITV Digital made a material contribution to Sky's operating profit. Sky continues to explore opportunities to ensure the continued availability of its channels on the DTT platform.

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Appendix 1

Subscribers to Sky Channels

	Prior Year Q3 2000/01 as at 31/3/01	Q1 2001/02 as at 30/9/01	Q2 2001/02 as at 31/12/01	Q3 2001/02 as at 31/3/02
DTH[1,2]				
Digital	5,061,000	5,498,000	5,716,000	5,887,000
Analogue	242,000	-	-	-
Total DTH	**5,303,000**	**5,498,000**	**5,716,000**	**5,887,000**
Cable – UK	2,903,000	2,914,000	3,676,000	3,601,000
Cable – Ireland	631,000	602,000	613,000	610,000
DTT[3]	1,054,000	1,178,000	1,234,000	-
Total	**9,891,000**	**10,192,000**	**11,239,000**	**10,098,000**
DTH Churn rate for year to date (annualised)	9.9%	10.4%[4]	10.4%[4]	10.5%[4]

1: Includes DTH subscribers in Ireland (232,000 as at 31 March 2002).
2: DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or Extra Digibox subscriptions).
3: Includes all DTT subscribers, excluding promotional and non-activated subscribers, as disclosed in ITV Digital press releases. Since the announcement on 27 March 2002 that ITV Digital was in administration, no subscriber numbers have been reported for DTT. On 30 April 2002, the joint administrators of ITV Digital announced their decision to close the pay television operation of ITV Digital and, with effect from that date, these subscribers have ceased to receive any Sky channels.
4: Excludes analogue churn up to 27 September 2001 and the effect of the termination of the analogue service on 27 September 2001.

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Consolidated Profit and Loss Account for the nine months ended 31 March 2002

	Notes	Before goodwill and exceptional items £m (unaudited)	Goodwill and exceptional items £m (unaudited)	2001/2002 Nine months ended 31 March 2002 Total £m (unaudited)	Before goodwill and exceptional items as restated** £m (unaudited)	Goodwill and exceptional items as restated** £m (unaudited)	2000/2001 Nine months ended 31 March 2002 Total as restated** £m (unaudited)
Turnover: Group and share of joint ventures' turnover		2,147.2	-	2,147.2	1,824.4	-	1,824.4
Less: share of joint ventures' turnover		(119.0)	-	(119.0)	(153.3)	-	(153.3)
Group turnover	1	2,028.2	-	2,028.2	1,671.1	-	1,671.1
Operating expenses, net	2	(1,898.9)	(111.3)	(2,010.2)	(1,573.9)	(27.6)	(1,601.5)
EBITDA		189.6	(22.3)	167.3	140.0	-	140.0
Depreciation		(60.3)	-	(60.3)	(42.8)	-	(42.8)
Amortisation		-	(89.0)	(89.0)	-	(27.6)	(27.6)
Operating profit (loss)		129.3	(111.3)	18.0	97.2	(27.6)	69.6
Share of operating results of joint ventures	3	(73.5)	-	(73.5)	(175.0)	-	(175.0)
Joint ventures' goodwill amortisation, net *		-	(1,069.9)	(1,069.9)	-	(51.8)	(51.8)
Profit on sale of fixed asset investment		-	2.3	2.3	-	-	-
Share of joint venture's loss on sale of fixed asset investment		-	-	-	-	(69.5)	(69.5)
Amounts written off fixed asset investments		-	(60.0)	(60.0)	-	(40.0)	(40.0)
Release of provision for loss on disposal of subsidiary		-	10.0	10.0	-	-	-
Profit (loss) on ordinary activities before interest and taxation		55.8	(1,228.9)	(1,173.1)	(77.8)	(188.9)	(266.7)
Interest receivable and similar income		10.1	-	10.1	14.5	-	14.5
Interest payable and similar charges		(115.8)	-	(115.8)	(113.1)	-	(113.1)
Loss on ordinary activities before taxation		(49.9)	(1,228.9)	(1,278.8)	(176.4)	(188.9)	(365.3)
Taxation charge		(16.6)	(88.9)	(105.5)	(7.7)	-	(7.7)
Loss on ordinary activities after taxation		(66.5)	(1,317.8)	(1,384.3)	(184.1)	(188.9)	(373.0)
Equity dividends – paid and proposed				-			-
Retained loss				(1,384.3)			(373.0)
Loss per share – basic and diluted		(3.5p)	(69.9p)	(73.4p)	(10.0p)	(10.2p)	(20.2p)

* Included within joint ventures' goodwill amortisation of £1,069.9 million for the nine months ended 31 March 2002 is £984.9 million in respect of an impairment of KirchPayTV goodwill as at 31 December 2001, partly offset by a write-back of £13.5 million of KirchPayTV goodwill to offset the recognition of KirchPayTV losses from 1 January 2002 to 8 February 2002.

** As restated, following the adoption of FRS 19, Deferred taxation, at 30 June 2001.

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Consolidated Profit and Loss Account for the three months ended 31 March 2002

	Before goodwill and exceptional items £m (unaudited)	Goodwill and exceptional items £m (unaudited)	Three months ended 31 March 2002 Total £m (unaudited)	Before goodwill and exceptional items as restated £m (unaudited)	Goodwill and exceptional items as restated £m (unaudited)	Three months ended 31 March 2001 Total as restated £m (unaudited)
Turnover: Group and share of joint ventures' turnover	733.5	-	733.5	636.4	-	636.4
Less: share of joint ventures' turnover	(25.9)	-	(25.9)	(51.3)	-	(51.3)
Group turnover	707.6	-	707.6	585.1	-	585.1
Operating expenses, net	(648.4)	(51.5)	(699.9)	(538.5)	(9.7)	(548.2)
EBITDA	78.5	(22.3)	56.2	62.3	-	62.3
Depreciation	(19.3)	-	(19.3)	(15.7)	-	(15.7)
Amortisation	-	(29.2)	(29.2)	-	(9.7)	(9.7)
Operating profit (loss)	59.2	(51.5)	7.7	46.6	(9.7)	36.9
Share of operating results of joint ventures	(13.7)	-	(13.7)	(76.4)	-	(76.4)
Joint ventures' goodwill amortisation	-	13.5	13.5	-	(15.6)	(15.6)
Amounts written off fixed asset investments	-	-	-	-	(15.5)	(15.5)
Profit (loss) on ordinary activities before interest and taxation	45.5	(38.0)	7.5	(29.8)	(40.8)	(70.6)
Interest receivable and similar income	1.6	-	1.6	4.5	-	4.5
Interest payable and similar charges	(35.5)	-	(35.5)	(39.0)	-	(39.0)
Profit (loss) on ordinary activities before taxation	11.6	(38.0)	(26.4)	(64.3)	(40.8)	(105.1)
Taxation (charge) credit	(11.1)	6.7	(4.4)	(6.0)	-	(6.0)
Profit (loss) on ordinary activities after taxation	0.5	(31.3)	(30.8)	(70.3)	(40.8)	(111.1)
Equity dividends – paid and proposed			-			-
Retained loss			(30.8)			(111.1)
Earnings (loss) per share – basic and diluted	0.0p	(1.6p)	(1.6p)	(3.8p)	(2.2p)	(6.0p)

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Notes:

1. **Turnover**

The Group's turnover, whilst deriving from one class of business, has been analysed as follows:

	2001/2002 Nine months ended 31 March £m (unaudited)	2000/2001 Nine months ended 31 March £m (unaudited)
Direct-To-Home subscribers	1,400.1	1,114.1
Cable and DTT subscribers	221.1	219.5
Advertising	178.2	200.1
Interactive*	136.3	60.2
Other	92.5	77.2
	2,028.2	1,671.1

* Interactive income includes income from gaming, online advertising, internet, e-commerce, interconnect, text services and Sky Interactive set-top box subsidy recovery.

2. **Operating expenses, net**

	Before goodwill and exceptional items £m (unaudited)	Goodwill and exceptional items £m (unaudited)	2001/2002 Nine months ended 31 March Total £m (unaudited)	Before goodwill and exceptional items £m (unaudited)	Goodwill and exceptional items £m (unaudited)	2000/2001 Nine months ended 31 March Total £m (unaudited)
Programming *	1,045.9	-	1,045.9	831.0	-	831.0
Transmission and related functions *	110.3	-	110.3	87.7	-	87.7
Marketing	307.6	-	307.6	290.4	-	290.4
Subscriber management	217.3	-	217.3	182.1	-	182.1
Administration	152.1	111.3	263.4	129.2	27.6	156.8
Gaming	65.7	-	65.7	53.5	-	53.5
	1,898.9	111.3	2,010.2	1,573.9	27.6	1,601.5

* The amounts shown are net of £9.3 million (2000/2001: nine months ended 31 March £30.5 million) receivable from the disposal of programming rights not acquired for use by the Group, and £17.8 million (2000/2001 nine months ended 31 March £43.8 million) in respect of the provision to third party broadcasters of spare transponder capacity.

Included within goodwill and exceptional items for the nine months ended 31 March 2002 is £89.0 million in respect of goodwill amortisation and £22.3 million in respect of an exceptional operating provision made against ITV Digital programming debtors following the closure of the ITV Digital pay television operation on 30 April 2002.

3. ***Share of operating results of joint ventures***

This relates to the Group's equity share of the operating results of the Group's joint ventures.

	2001/2002 Nine months ended 31 March £m (unaudited)	2000/2001 Nine months ended 31 March £m (unaudited)
KirchPayTV GmbH & Co KGaA ("KirchPayTV")	70.0	85.9
British Interactive Broadcasting ("BiB")	-	86.4
Programming joint ventures, net	3.5	2.7
	73.5	175.0

KirchPayTV

On 8 February 2002, BSkyB announced that it had written down the carrying value of its investment in KirchPayTV to nil. The Group considers that, by 8 February 2002, the relationship between BSkyB and KirchPayTV had irrevocably changed and that the Group has not exercised significant influence (as defined by UK Accounting Standards) since that date.

Based on the above, the Group believes that from 8 February 2002 it was no longer appropriate to account for its interest in KirchPayTV as a joint venture, and has therefore ceased accounting for KirchPayTV's losses using the gross equity method from that date.

The Group has no intention of providing any future funding to KirchPayTV and the Group, on a consolidated basis, continues to have no financial commitments, outstanding financial liabilities or contingent liabilities in respect of KirchPayTV. As a result, an amount has been released from the provision against the carrying value of the investment made at 31 December 2001 matching BSkyB's share of KirchPayTV's losses for the period from 1 January 2002 to 8 February 2002.

On 8 May 2002, KirchPayTV filed for insolvency due to illiquidity and over-indebtedness. KirchPayTV management informed the Group that Taurus Holding, the majority shareholder of KirchPayTV, was unable to continue to make funding support available to KirchPayTV and none of the other existing shareholders, banks or new investors were willing to provide funding to KirchPayTV to avoid an insolvency filing.

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3. *Share of operating results of joint ventures (continued)*

KirchPayTV (continued)
The Group continues to monitor the situation carefully insofar as it relates to its investment in KirchPayTV and its put option to Taurus Holding. The Group will seek to utilise its put option in BSkyB's shareholders' best interests. However, if the current liquidity issues of Taurus Holding are not adequately resolved, the Group believes that it is unlikely to receive a significant amount, if any amount, in the event of the Group exercising the put option.

BiB
The Group recognised 32.5% of the results of BiB up until November 2000. From this date, to 9 May 2001, 100% of BiB's losses were recognised due to the agreement dated 17 July 2000, under which the Group agreed to provide 100% of BiB's funding after existing funding had been utilised. From 9 May 2001, the Group fully consolidated BiB as a subsidiary.

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